Correspondence

October 13, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Riot Blockchain, Inc. Registration Statement on Form S-3 (File No. 333-249356) Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Riot Blockchain, Inc. (the “Registrant”) hereby requests that its Registration Statement on Form S-3, filed as of October 7, 2020 (File No. 333-249356) (the “Registration Statement”), be declared effective at 5:00 p.m. Eastern Time, on Thursday, October 15, 2020, or as soon thereafter as practicable. The Registrant hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

The Registrant hereby authorizes William R. Jackman, Esq. of Rogers Towers, P.A., counsel to the Registrant, to orally modify or withdraw this request for acceleration.

Please call William R. Jackman, Esq. of Rogers Towers, P.A., counsel to the Registrant, at (904) 346–5551, as soon as the Registration Statement has been declared effective, or if you have any questions or concerns regarding this matter.

Very truly yours,

Riot Blockchain, Inc.

By: /s/ Jeffrey G. McGonegal

Jeffrey G. McGonegal,

Chief Executive Officer and

Chief Financial Officer

cc: William R. Jackman, Esq.,

Rogers Towers, P.A.